CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

CONFIDENTIAL TREATMENT REQUESTED BY RADIUS HEALTH, INC.

January 23, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg
Keira Nakada
Sharon Blume

Re:	Radius Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 24, 2017

Form 10-Q for the Quarterly Period Ended September 30, 2017

Filed November 2, 2017

File No. 001-35726

Dear Mr. Rosenberg, Ms. Nakada, and Ms. Blume:

This letter is submitted by Radius Health, Inc. (the “Company”) in response to the comments of the staff of the Division of

Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Jose Carmona, Chief Financial Officer, dated December 22, 2017 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016 and the Company’s Form 10-Q for the quarterly period ended September 30, 2017 (the “Comment Letter”).

Because of the financially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 24b-2 of the Exchange Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

CONFIDENTIAL TREATMENT REQUESTED BY RADIUS HEALTH, INC.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Research and Development Expenses, page 62

1.	We note that research and development expenses directly charged to programs during 2016 make up only 50% of your total research and development expenses. Please tell us the research and development expenses incurred by types of costs, that were not directly charged to programs, such as facilities, depreciation, stock-based compensation and research and development support services for the year ended December 31, 2016 and for the quarters ended March 31, June 30 and September 30, 2017.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided the requested information in tabular fashion below.

	Year ended December 31, 2016	Three Months Ended
		March 31, 2017		June 30, 2017	September 30, 2017
Program-specific costs—external:
Abaloparatide-SC	$17,016	$(999	)*	$1,297	$311
Abaloparatide-TD	5,394	705		327	1,308
RAD1901	27,751	2,878		29	4,083
RAD140	3,181	1,358		(37)	245

Total program-specific costs—external	$53,342	$3,942		$1,616	$5,947

Shared-services costs—external:
R&D support costs	11,863	2,708		3,310	2,972
Other operating costs	3,518	641		821	529

Total shared-services costs—external	$15,381	$3,349		$4,131	$3,501

Shared-services costs—internal:
Personnel-related costs	$24,905	$8,016		$8,162	$7,486
Stock-based compensation	11,190	3,563		5,005	3,261
Occupancy costs	2,217	508		559	548
Depreciation expense	371	149		179	254

Total shared-services costs—internal	$38,683	$12,236		$13,905	$11,549

Total research and development costs	$107,406	$19,527		$19,652	$20,997

*	Expenses for the three months ended March 31, 2017 were net of the FDA's refund of NDA fees of $2.4 million previously paid and expensed in the first quarter of 2016.

Consistent with the Company’s historical accounting policies, costs related to personnel, stock-based compensation, facilities, depreciation, research and development support services, and other miscellaneous external costs are not directly charged to programs as they benefit multiple research programs that share resources.

Future Presentation:

The Company further advises the Staff that it will provide similar disclosure in future periodic reports filed with the Commission.

CONFIDENTIAL TREATMENT REQUESTED BY RADIUS HEALTH, INC.

Notes to Consolidated Financial Statements

14. Commitments and Contingencies

Commitments, page 100

2.	Please tell us the minimum purchase requirement under the agreement with Polypeptide Laboratories Holding AB. In addition, tell us why this commitment is not included in your contractual obligations table.

Response:

The Company advises the Staff that its contract with Polypeptide Laboratories Holding AB (“PPL”) sets forth a minimum purchase requirement only in the calendar year following that in which first approval from a regulatory agency is received. The Company did not receive its first regulatory approval until April 28, 2017. Accordingly, the Company did not have minimum purchase requirements under its agreement with PPL as of December 31, 2016, nor at the date the Form 10-K for the fiscal year ended December 31, 2016 was filed.

Future Presentation:

The Company further advises the Staff that it will provide disclosure regarding its minimum purchase requirements under its agreement with PPL in future periodic reports filed with the Commission.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements

2. Basis of Presentation and Significant Accounting Policies

Product Revenues, Net, page 8

3.	You disclose the Company sells TYMLOS to a limited number of wholesalers in the U.S (collectively, its “Customers”). Please tell us when payment is typically due from these Customers. Refer to ASC 606-10-50-12b.

Response:

The Company advises the Staff that payment from its customers is typically due within 31 calendar days of the respective invoice date. The Company further advises the staff that, in future filings, it will expand its disclosures to include this information in compliance with ASC 606-10-50-12b.

Product Returns, page 9

4.	Please tell us the shelf-life of TYMLOS and your product return policy.

Response:

The Company advises the Staff that for all finished goods manufactured prior to September 30, 2017, TYMLOS has a 24-month shelf life from the date of manufacture.

The Company further advises that its product return policy allows for eligible returns of TYMLOS in the following circumstances:

a.	Shipment errors that were the result of an error by the Company;
b.	Quantity delivered that is greater than the quantity ordered;
c.	Product distributed by the Company that is damaged in transit prior to receipt by the customer;
d.	Expired product, previously purchased directly from the Company, that is returned during the period beginning six months prior to the product’s expiration date and ending twelve months after the product’s expiration date;
e.	Product subject to a recall; and
f.	Product that the Company, at its sole discretion, has specified to be returned.

CONFIDENTIAL TREATMENT REQUESTED BY RADIUS HEALTH, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2017 and 2016

Cost of Sales, page 34

5.	Please tell us the following as they relate to your sales of TYMLOS:
a.	The amount of revenues recognized during the periods presented for the inventories that were previously expensed as research and development expenses;
b.	The estimated revenues represented by the inventories on hand at June 30, 2017 and September 30, 2017 for which the manufacturing costs were previously expensed as research and development expenses;
c.	The expected timing for which you will finish selling the previously expensed inventories; and
d.	The estimated gross margin percentage after the previously expensed inventories are sold.

Response:

The Company advises the Staff of the following:

a.	In total, inventory costs incurred prior to the receipt of marketing approval for TYMLOS were $1.6 million, which were expensed in the periods incurred prior to marketing approval. All the product revenues recognized during the nine months ended September 30, 2017, or $4.5 million, resulted from the sale of inventory with certain component costs that had been expensed in prior periods as research and development expense.
b.	Inventories on hand at June 30, 2017 and September 30, 2017 were comprised of raw materials, work-in-process, and finished goods, each of which contained certain component costs that had been expensed in prior periods as research and development. The Company estimates that the finished goods on hand represented approximately $[***] and $[***] of future gross revenue at June 30, 2017 and September 30, 2017, respectively.
c.	New drug launches are inherently unpredictable, and the magnitude of future sales is difficult to forecast. The Company currently estimates that it will sell substantially all the inventory containing previously-expensed components at some point during the fiscal year ending [***]. There are many factors outside of the Company’s control that could impact this estimate, such as future production yields and quality testing and assurance, that are speculative in nature and prevent the development of a more precise assumption.
d.	The Company estimates that future gross margins will be in the range of [***]% to [***]%, after the previously expensed inventory components are sold. In considering future gross margins, there are many factors that are difficult to predict, including, but not limited to, our future payor mix, the timing of any non-capitalized period costs of sales, and the timing of any production variances, among others.

******

As noted in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                *                 *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 551-4000.

Sincerely,

RADIUS HEALTH, INC.

/s/ Jose Carmona

Jose Carmona

SVP and CFO

CONFIDENTIAL TREATMENT REQUESTED BY RADIUS HEALTH, INC.

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